BAE Systems plc

Rule 2.10 announcement
Relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, BAE Systems plc confirms that it has in issue 3,220,719,832 Ordinary Shares of 2.5 pence each under ISIN code GB0002634946 and 266,079,032 7.75 pence net Cumulative Convertible Redeemable Preference Shares of 25 pence each under ISIN code GB0001271690.

3 May 2006



82-03138

RECEIVED

2006 MAY 17 A 9:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BAE SYSTEMS plc

Copies of the following:

Ordinary resolution relating to the approval of the BAE Systems Performance Share Plan 2006;

Ordinary resolution relating to the approval of the BAE Systems Share Matching Plan;

Ordinary resolutions relating to the authorisation of political donations and political expenditure by the Company and certain of its subsidiaries up to specified limits;

Ordinary resolution relating to the renewal of the authority for the directors to allot new shares;

Special resolution relating to the renewal of the authority for the directors to disapply pre-emption rights; and

Special resolution relating to the renewal of the authority for the Company to purchase its own shares,

being resolutions (other than resolutions concerning ordinary business) passed by the Company at its AGM on 4 May 2006, have been submitted to the Financial Services Authority and will shortly be available for publication at the Financial Services Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: (020) 7066 1000

5 May 2006

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday 4 May 2006, the following resolution was passed as an Ordinary Resolution:

THAT the rules of the BAE Systems Performance Share Plan 2006 (the "PSP"), the principal terms of which are summarised in the Appendix to the notice convening this meeting and a copy of which is produced to this meeting and, for the purposes of identification, signed by the Chairman, be approved and the Directors be authorised to:

(i) make such modifications to the PSP as they may consider appropriate to take account of the requirements of the UK Listing Authority and best practice, and to adopt the PSP as so modified and to do all such acts and things as they may consider appropriate to implement the PSP; and

(ii) establish further plans based on the PSP but modified to permit participation by employees of any joint ventures of the Company who are not eligible to participate in the PSP and/or to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against the limits on individual or overall participation in the PSP.

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday 4 May 2006, the following resolution was passed as an Ordinary Resolution:

THAT the rules of the BAE Systems Share Matching Plan (the "SMP"), the principal terms of which are summarised in the Appendix to the notice convening this meeting and a copy of which is produced to this meeting and, for the purposes of identification, signed by the Chairman, be approved and the Directors be authorised to:

(i) make such modifications to the SMP as they may consider appropriate to take account of the requirements of the UK Listing Authority and best practice and to adopt the SMP as so modified and to do all such acts and things as they may consider appropriate to implement the SMP; and

(ii) establish further plans based on the SMP but modified to permit participation by employees of any joint ventures of the Company who are not eligible to participate in the SMP and/or to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against the limits on individual or overall participation in the SMP.

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday 4 May 2006, the following resolution was passed as an Ordinary Resolution:

THAT the authority conferred on the Directors by Article 12 (B)(i) of the Articles of Association of the Company be and is hereby renewed for the period ending on 3 August 2007 or, if earlier, on the day before the Company's Annual General Meeting in 2007 and that for such period the Section 80 Amount shall be £26,829,626.

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday 4 May 2006, the following resolution was passed as an Ordinary Resolution:

THAT the Company be and is hereby authorised :

(i) to make Donations to EU Political Organisations; and

(ii) to incur EU Political Expenditure,

Provided that:

(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 4 August 2007 or, if earlier, the day before the Company's Annual General Meeting in 2007, being the period determined by the Directors of the Company;

(b) The aggregate amount of such donations and expenditure made by the Company and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and

(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday 4 May 2006, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Marine Limited be and is hereby authorised :

(i) to make Donations to EU Political Organisations; and

(ii) to incur EU Political Expenditure,

Provided that:

(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 4 August 2007 or, if earlier, the day before the Company's Annual General Meeting in 2007, being the period determined by the Directors of the Company;

(b) the aggregate amount of such donations and expenditure made by BAE Systems Marine Limited and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and

(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

. No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday 4 May 2006, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems (Operations) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 15 in the Notice of Annual General Meeting dated 30 March 2006, replacing the words "BAE Systems Marine Limited" with "BAE Systems (Operations) Limited".

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday 4 May 2006, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Land Systems (Munitions and Ordnance) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 15 in the Notice of Annual General Meeting dated 30 March 2006, replacing the words "BAE Systems Marine Limited" with "BAE Systems Land Systems (Munitions and Ordnance) Limited".

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday 4 May 2006, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Land Systems (Weapons and Vehicles) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 15 in the Notice of Annual General Meeting dated 30 March 2006, replacing the words "BAE Systems Marine Limited" with "BAE Systems Land Systems (Weapons and Vehicles) Limited".

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday 4 May 2006, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Hägglunds AB be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 15 in the Notice of Annual General Meeting dated 30 March 2006, replacing the words "BAE Systems Marine Limited" with "BAE Systems Hägglunds AB ".

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Special Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday 4 May 2006, the following resolution was passed as a Special Resolution:

THAT the power conferred on the Directors by Articles 12(B)(ii) of the Articles of Association of the Company be and is hereby renewed for the period ending on 3 August 2007 or, if earlier, on the day before the Company's Annual General Meeting in 2007 and that for the period the Section 89 amount shall be £4,024,846.

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Special Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday 4 May 2006, the following resolution was passed as a Special Resolution:

THAT the Company be and is hereby unconditionally and generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases, as defined in Section 163 of that Act, of ordinary shares of 2.5p each in the capital of the Company provided that:

(i) the maximum number of ordinary shares that may be purchased is 321,987,720;

(ii) the minimum price which may be paid for each share is 2.5p;

(iii) the maximum price that may be paid for each ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

(iv) this authority shall expire on the conclusion of the Annual General Meeting of the Company held in 2007 or, if earlier, 4 August 2007 (except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of such authority and which may be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

BAE Systems plc

Rule 2.10 announcement
Relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, BAE Systems plc confirms that it has in issue 3,220,748,072 Ordinary Shares of 2.5 pence each under ISIN code GB0002634946 and 266,079,032 7.75 pence net Cumulative Convertible Redeemable Preference Shares of 25 pence each under ISIN code GB0001271690.

10 May 2006

BAE Systems plc

Rule 2.10 announcement
Relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, BAE Systems plc confirms that it has in issue 3,220,742,427 Ordinary Shares of 2.5 pence each under ISIN code GB0002634946 and 266,079,032 7.75 pence net Cumulative Convertible Redeemable Preference Shares of 25 pence each under ISIN code GB0001271690.

9 May 2006